John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 29, 2017

Re:	HYLETE, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed September 1, 2017
File No. 024-10736

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of September 22, 2017 regarding the Offering Statement of HYLETE, Inc. (the “Company”), which we have set out below, together with our responses.

Cover Page

1. Please disclose that shares of your Class B Common Stock are non-voting.

We have added disclosure to the cover and in the summary.

Use of Proceeds, page 13

2. Please disclose the net proceeds and planned use of the proceeds assuming 100%, 75%, 50% and 25% of the shares offered are sold. Additionally, we note that you plan to repay a portion of your debt if you raise more than $2,000,000. Please describe the material terms of your indebtedness. Refer to Item 6 of Form 1-A.

We have added disclosure in “Use of Proceeds.” Material terms of the Company’s indebtedness are set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness.”

Interest of Management and Others in Certain Transactions, page 26

3. Please disclose all the related party transactions as required by Item 13 of Form 1-A, such as the investor rights agreement, the voting agreement and right of first refusal.

We have added a cross-reference to the discussion of the agreements in “Securities Being Offered.”

Securities and Exchange Commission

September 29, 2017

Page Two

Investor Perks, page 33

4. Please tell us, with a view to disclosure in the offering circular, how you considered the impact of the investor perks on your offering costs, use of proceeds, dilution and results of operations and financial condition.

The net proceeds to HYLETE assume 10% of the gross amount of the investment will be issued to the investor via store credit on www.hylete.com.  Upon each closing during the offering, HYLETE will record the 10% store credit as a current liability on its balance sheet.  Once the store credit is redeemed by the customer at the time of a purchase, the liability will be reduced by the amount of the store credit utilized.  The initial investment is recorded under equity net of the 10% perk cost, as well as other costs associated with the offering, in accordance with U.S. generally accepted accounting principles.  The company does not anticipate any other impact from the investment perks on its results of operations or financial condition.

Index to Exhibits

5. We note your risk factor disclosure on page 5. Please file your material supply agreements, your agreement with 3PL and your lease agreement for your headquarters as exhibits or advise. Refer to Item 17.6(b)(ii) and (iv) of Form 1-A.

HYLETE does not have any contracts with its suppliers, relying instead on purchase orders. We have updated the disclosure in “The Company’s Business” to reflect this.

The Company respectfully believes that it is not required to file its lease agreement as a material contract. Its lease was made in the ordinary course of business, and the Company believes that it would be relatively easy to find comparable space at a comparable price. The Company does not use this facility for production or storage of its products.

The Company also respectfully believes that it is not required to file its agreement with its logistics provider. The agreement is one that ordinarily accompanies the business of direct-to-consumer online retail, was made in the ordinary course of business in an arm’s length transaction and does not meet the standard of materiality. The Company considered 12 different providers that offer the same services as its present provider and is aware of several more providers that it could turn to if it believes it those providers could provide it with better costs and quality-of-service.

If you have additional comments or questions, please contact me at jeanne.campanelli@khlklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: Garrett Potter

      HYLETE, Inc.